July 8, 2019
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:    Diamondback Energy, Inc. (the “Issuer”) and the subsidiary guarantors listed on Schedule I (the “Guarantors”)
Registration Statement on Form S-4 (File No. 333-230446) (the “Registration Statement”)

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange the Issuer’s 4.750% Senior Notes due 2024 (the “New Notes”), which will have been registered under the Securities Act, pursuant to such Registration Statement, for the Issuer’s 4.750% Senior Notes due 2024 issued by the Issuer in a private offering on September 25, 2018 (the “Old Notes”) (such offer to exchange, the “Exchange Offer”). The Issuer hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co., Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement, which has been filed with the Securities and Exchange Commission.

Neither the Issuer nor the Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will include a representation that the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the New Notes.

Very truly yours,

DIAMONDBACK ENERGY, INC.

By:	/s/ Matt Zmigrosky
Matt Zmigrosky
Executive Vice President, Secretary and General Counsel

SCHEDULE I
GUARANTORS
Diamondback E&P LLC, a Delaware limited liability company
Diamondback O&G LLC, a Delaware limited liability company
Energen Corporation, an Alabama corporation
Energen Resources Corporation, an Alabama corporation
EGN Services, Inc., an Alabama corporation